EXHIBIT 12.1

TEXTRON INC.
MANUFACTURING GROUP
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(unaudited)
(In millions, except ratio)

Six Months Ended July 3, 2010
Fixed charges:
Interest expense*	$91
Estimated interest portion of rents	16
Total fixed charges	$107

Income:
Income from continuing operations before income taxes	$110
Fixed charges	107
Dividends received from Finance group	215
Capital contributions paid to Finance group under Support Agreement	(146)
Eliminate pretax loss of Finance group	135
Adjusted income	$421

Ratio of income to fixed charges	3.93

*	Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.